UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 01, 2016

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports
Under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

2016 EU-wide stress test results dated 01 August 2016

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: August 01, 2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: August 01, 2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

29 July 2016

Barclays PLC

2016 EU-wide stress test results

Barclays was subject to the 2016 EU‐wide stress test conducted by the European Banking Authority (EBA), in cooperation with the Bank of England (BoE), the European Central Bank (ECB), the European Commission (EC) and the European Systemic Risk Board (ESRB).

Barclays notes the announcements made on 29 July 2016 by the EBA on the EU‐wide stress test. The stress test results in a reduction of Barclays CRD IV Fully Loaded Common Equity Tier 1 ("CET1") ratio to 7.3% from the 2015 year-end position of 11.4%.The 2016 EU‐wide stress test does not contain a pass fail threshold.

The adverse stress test scenario was set by the ECB/ESRB and covers a three‐year time horizon (2016‐2018). The stress test has been carried out applying a static balance sheet assumption as at December 2015, and therefore does not take into account subsequent or future business strategies and management actions. It is not a forecast of Barclays' profits.

While the results of the exercise will constitute an input to the 2016 supervisory review process, Barclays' capital requirements to cover against stress risks will primarily be informed by the BoE stress test, which is due to be published later this year.

Barclays' 30 June 2016 CET1 ratio was 11.6%, and Barclays remains comfortable with its target of building the ratio further to maintain a 100-150bps CET1 buffer above future regulatory CET1 levels. Barclays' 30 June 2016 CET1 ratio of 11.6% would provide a stress buffer of c.4% above the 2016 BoE stress test systemic reference point. Barclays intends to maintain a buffer around these levels in end-state.

Barclays' Euro-denominated results in the EBA template can be found at www.barclays.com/barclays-investor-relations/investor-news.html. The standardised disclosure templates have been developed by the EBA to help improve comparability and consistency between the stress test results of participating banks. The templates include detailed information on composition of capital, profit and loss, credit risk, sovereign exposures, securitisations, risk weighted assets and non-performing/forborne exposures.

- Ends -

For further information, please contact:

Investor Relations                                                           Media Relations

Kathryn McLeland                                                           Tom Hoskin
+44 (0) 20 7116 4943                                                     + 44 (0) 20 7116 6927

Notes to editors:

The 2016 EU-wide stress test is a constrained bottom-up exercise that provides banks with a common methodology and templates to project in a consistent way the impact of common scenarios. The adverse scenario stresses banks' consolidated balance sheet and income statement over 36 months from 31 December 2015, based on assumptions determined by the EBA. Among other things, these assumptions are calculated based on 2011-15 balance sheets and income statements, apply caps and floors, do not allow for management actions, and in certain respects do not take account of impacts resulting from banks undertaking meaningful restructuring and exits of business activities.

About Barclays

Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website
home.barclays

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays group. These statements are based on the current beliefs and expectations of Barclays' management and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those expressed in the forward-looking statements. Factors that could impact Barclays' future financial condition and performance are identified in our filings with the Securities and Exchange Commission ("SEC") (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2015) which are available on the SEC's website (
www.sec.gov
). Subject to Barclays' obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, Barclays does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.